Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax:202-756-3333

www.alston.com

Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

June 3, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Qualstar Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on May 24, 2013

File No. 001-35810

Dear Mr. Orlic:

At the request of and on behalf of our client, Qualstar Corporation, a California corporation (“Qualstar” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated May 31, 2013 (the “Comment Letter”), with respect to the above-referenced filing. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Qualstar today filed an amended Preliminary Proxy Statement on Schedule 14A via EDGAR (using tag PRER14A) containing the revisions described in this letter (the “Amended Filing”). Page references in the response below refer to the Amended Filing.

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Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

General

1.           Staff Comment: Please mark your proxy statement and form of proxy “Preliminary Copies.” See Rule 14a-5(e)(1).

Response: In response to the Staff’s comment, the Amended Filings and the amended form of proxy card have been marked as “Preliminary Copies, Subject to Completion” in accordance with Rule 14a-5(e)(1) of the SEC’s proxy rules.

2.           Staff Comment: Please fill in the blanks in your preliminary proxy statement. We note in particular that you have not disclosed the date of the meeting, even though disclosure on page 43 appears to indicate that this date has already been set.

Response: In the Amended Filing, all blanks have been filled in other than the date of the Annual Meeting which the Qualstar Board of Directors continues to deliberate over and hopes to shortly finalize.

3.           Staff Comment: Please advise, with a view towards revised disclosure, whether election of the BKF Capital Group nominees would result in the payment of golden parachute compensation to any named executive officer. Please also advise whether the proposed amendments to the stock incentive plan would effect this determination.

Response: In response to the Staff’s comment, the following revised disclosure has been included on page 27:

“The election of BKF Capital Group’s nominees would not, by itself, entitle Mr. Firestone or any other named executive officer of Qualstar to receive any severance compensation. As explained further below, none of the named executive officers of Qualstar are parties to, or intended beneficiaries of, any “single-trigger” change in control agreements or covenants included in employment or other agreements. Since the definition of a change of control in Mr. Firestone’s employment agreement includes, among other things, the replacement of a majority of the Board by individuals who were not approved by a vote of at least a majority of the members of the Board then still in office who were directors at the beginning of the period, the election of the BKF Capital Group nominees would constitute a “change in control” under Mr. Firestone’s agreement. However, given that the change in control severance provision included in Mr. Firestone’s employment agreement is a “double-trigger,” for Mr. Firestone to be owed any separation benefits following a change in control resulting from the election of BKF Capital Group’s nominees, Mr. Firestone would need to be terminated by Qualstar without cause or resign for good reason within 12 months’ of such change in control.”

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

Proposed amendments to the stock incentive plan would not affect severance benefits owed to any named executive officer. While the draft amendments included in Qualstar’s Preliminary Proxy Statement included an expansion of the definition of “Change in Control” to include the replacement of a majority of the Board of Directors by individuals who were not approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period, this proposed revision has been removed in the corrected amended stock incentive plan that is included in Qualstar’s Revised Preliminary Proxy Statement.

How will my shares be voted if I mark “Abstain” on my proxy card?, page 4

4.           Staff Comment: Please revise the disclosure regarding the effect of abstentions so that it addresses the effect of abstentions on any requirement under California law to obtain a majority of a quorum, or advise.

Response: In response to the Staff’s comment, in the Amended Filing, the following revised disclosure has been included at the end of page 4.

“How will my shares be voted if I mark “Abstain” on my proxy card?

We will count a properly executed WHITE proxy card marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that WHITE proxy card will not be voted at the 2013 Annual Meeting for the proposals so marked. To constitute a quorum for the transaction of business at the 2013 Annual Meeting, there must be present, in person or by proxy, a majority of the shares entitled to vote so any property executed WHITE proxy card, even if marked “Abstain,” helps ensure that a quorum is present. Since only votes cast on the proposals presented at the 2013 Annual Meeting will determine the outcome of any vote on the proposals, if you mark your WHITE proxy card “Abstain” with respect to any proposal, your proxy will not affect the outcome of that proposal other than to reduce the number of votes cast.”

Will my shares be voted if I do not provide instructions to my broker or nominee?, page 5

5.           Staff Comment: In contested solicitations, banks and brokers do not have the authority under NYSE rules to vote shares for which beneficial owners do not provide voting instructions, even for routine matters. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, in the Amended Filing, the following revised disclosure has been added on page 5.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

“Will my shares be voted if I do not provide instructions to my broker or nominee?

When a matter to be voted on at a shareholders meeting is the subject of a contested solicitation, under applicable stock exchange and Nasdaq rules, brokers no longer have discretion to vote shares that they hold in their name on behalf of a third party. Therefore, if you hold your shares in the name of your broker (sometimes called “street name” or “nominee name”) and you do not provide your broker with specific instructions regarding how to vote on any proposal to be voted on at the 2013 Annual Meeting, your broker will not be permitted to vote your shares on that proposal. This is called a “broker non-vote.” For example, if you provide your broker instructions on Proposal Nos. 1 and 2 but not on Proposal Nos. 3-5, the broker will vote on Proposal Nos. 1 and 2 as you direct but will not vote your shares on Proposal Nos. 3-5.

Please remember to give your broker specific instructions when returning your WHITE proxy card. If you previously returned a proxy card without specific instructions regarding how your shares are to be voted, please complete and return the enclosed WHITE proxy card to your broker with specific voting instructions.”

Background of Discussions with the BKF Capital Group, page 8

6.           Staff Comment: Please disclose that BKF Capital Group terminated its tender offer due to the rights plan adopted by the board of directors.

Response: In response to the Staff’s comment, the Company has revised the third full paragraph on page to read as follows:

“On February 11, 2013, the BKF Capital Group issued a press release announcing that it intended to terminate the Offer on account of the Board’s adoption of the Rights Agreement. Later that day, the BKF Capital Group filed with the SEC an amendment to its Tender Offer Statement on Schedule TO terminating the Offer. The termination of the Offer occurred just hours before Qualstar was planning to file its Solicitation / Recommendation Statement on Schedule 14D-9 which would have contained the Board’s recommendation to shareholders as to whether to tender their shares into BKF Capital’s offer and the reasons for such recommendation.”

Election of Directors, page 10

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

7.             Staff Comment: Please clarify who is currently sitting on your board of directors, which directors will not be continuing, and why you have nominated only five persons to a board with seven directors.

Response: In response to the Staff’s comment, the first three paragraphs on page 10 under the heading “Election of Directors” have been revised to read as follows:

“In accordance with Qualstar’s bylaws, the number of directors constituting the Board is fixed as of the commencement of voting at the 2013 Annual Meeting at five.  All five directors are to be elected at the 2013 Annual Meeting and will hold office until the next Annual Meeting of Shareholders and until their respective successors are elected and have qualified.

The Board currently consists of the following seven individuals: Allen H. Alley, Stanley W. Corker, Lawrence D. Firestone, Carl Gromada, Gerald. J. Laber, Robert A. Meyer, Daniel C. Molhoek. After carefully reviewing the relevant considerations to determine the optimal size of the Board, such as cost, expertise required and workload, the Nominating and Governance Committee recommended to the Board that the size of the Board be reduced to five members effective as of the commencement of voting at the 2013 Annual Meeting. The reduction in the size of the Board did not affect the terms of directors who had previously been elected or the terms of directors who were elected at the 2012 Annual Meeting, whose terms expire at the 2013 Annual Meeting.

The following five individuals - Allen H. Alley, Chester Baffa, Lawrence D. Firestone, Gerald J. Laber and Daniel C. Molhoek - have been unanimously designated by the Board as the nominees for election as directors. Messrs. Alley, Firestone, Laber and Molhoek currently serve as directors of Qualstar and, other than Mr. Firestone, were all added to the Board since the 2012 Annual Meeting of Shareholders. Each of these nominees was recommended to the Board by the Nominating and Governance Committee and was approved unanimously by the Board. The recommendations of the Board is based on its carefully considered judgment that the experience, record and qualifications of each of its nominees make them the best candidates to serve on the Board. We believe that these five nominees, with their breadth of relevant and diverse experience, represent the best interests of our shareholders and that the five nominees recommended by the Board should be elected.”

8.           Staff Comment: Disclosure states that, if any nominee “becomes unable or is unwilling to serve at the time the election occurs, the shares represented by proxies will be voted for the election of a substitute nominee.” Please conform this to the standard appearing in Rule 14a-4(c)(5).

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

Response: In response to the Staff’s comment, what was formerly the third full paragraph on page 10 under the heading “Election of Directors” has been revised to read as follows:

“The nominees of the Board have consented to serving as nominees for election to the Board, to being named in this Proxy Statement and to serving as members of the Board if elected by Qualstar’s shareholders. As of the date of this Proxy Statement, Qualstar has no reason to believe that any nominee will be unable or unwilling to serve if elected as a director. However, if for any reason a nominee becomes unable to serve or for good cause will not serve if elected, the Board upon the recommendation of its Nominating and Governance Committee may designate substitute nominees, in which event the shares represented by proxies returned to us will be voted for such substitute nominees. If any substitute nominees are so designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the applicable rules promulgated by the SEC.”

9.           Staff Comment: Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: In response to the Staff’s comment, what was formerly the third full paragraph on page 10 under the heading “Election of Directors” has been revised to read as follows:

“The nominees of the Board have consented to serving as nominees for election to the Board, to being named in this Proxy Statement and to serving as members of the Board if elected by Qualstar’s shareholders. As of the date of this Proxy Statement, Qualstar has no reason to believe that any nominee will be unable or unwilling to serve if elected as a director. However, if for any reason a nominee becomes unable to serve or for good cause will not serve if elected, the Board upon the recommendation of its Nominating and Governance Committee may designate substitute nominees, in which event the shares represented by proxies returned to us will be voted for such substitute nominees. If any substitute nominees are so designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the applicable rules promulgated by the SEC.”

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

10.        Staff Comment (provided orally on June 2, 2013): Please analyze the proposal seeking shareholder approval of the amended stock incentive plan in the context of the SEC’s unbundling rules set forth in Rules 14a-4(a)(3) and 14a-4(b)(1).

Response: The proposed revisions contemplated to be made to the Qualstar 2008 Stock Incentive Plan by the related shareholder proposal (the “Stock Incentive Plan Proposal”) would revise the Qualstar Corporation 2008 Stock Incentive Plan as currently in effect (the “2008 Plan”) as follows: (i) the number of shares of common stock reserved for issuance under the 2008 Plan would be increased by 2,000,000 shares, thereby increasing the total number of shares reserved for issuance to 2,500,000 shares; (ii) Qualstar would have the ability under the 2008 Plan to grant restricted stock units (“RSUs”) and stock appreciation rights (“SARs”), in addition to incentive stock options and nonqualified stock options; (iii) establishes that in any calendar year, no participant may be granted options or stock appreciation rights under the Amended 2008 Plan for more than an aggregate of 250,000 shares or restricted stock units covering an aggregate of more than 125,000 shares; (iv) clarifies that shares tendered to pay the exercise price of options, and shares not issued or delivered as a result of the net settlement of options or SARs or for tax withholding, and shares repurchased on the open market with the proceeds of the option exercise price, are not returned to the pool of shares available for future grants; and (v) expands the repricing restrictions of the plan to clarify that all forms of repricing of the per-share exercise or base price of the award are prohibited (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by shareholders).

Qualstar acknowledges the SEC’s unbundling rules contained in SEC’s Proxy Rules 14a-4(a)(3) and 14a-4(b)(1), but believes that the Stock Incentive Plan Proposal proposes only one material change to the 2008 Plan which is to increase the number of shares of common stock reserved for issuance under the 2008 Plan by 2,000,000 shares, thereby increasing the total number of shares reserved for issuance to 2,500,000 shares. Qualstar notes that the preliminary proxy statement that it filed with the SEC on May 24, 2013 included a change in the definition of change in control which has since been deleted from the proposed revisions and is no longer being proposed. As such, Qualstar believes that other revisions that are being made to the 2008 Plan are not sufficiently material to be presented as separate proposals for shareholder approval.

* * * * * *

In connection with these responses to the Staff’s comments, Qualstar acknowledges that:

●     Qualstar is responsible for the adequacy and accuracy of the disclosure in the filing;

●     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 3, 2013

●     Qualstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

We appreciate the Staff’s review of Qualstar’s filing. If you have any questions regarding the Amended Filing or these responses, please feel free to contact me at (202) 239-3679. Facsimile transmissions may be sent to me at (202) 654-4879.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:     Lawrence D. Firestone, CEO – Qualstar Corporation

          John D. Pirnot, Corporate Secretary – Qualstar Corporation